Exhibit 99.1

B Communications Ltd

(the “Company”)

The Company submitted to the Tel Aviv-Jaffa District Court a petition (“Petition”) requesting the court to approve the arrangement proposal regarding the Searchlight Transaction pursuant to section 350 of the Israeli Companies Law (the “Arrangement”). The Petition was filed following the approval of the Arrangement by the meetings of the Company’s creditors, bondholders, and the approval by the meeting of the Company’s shareholders.

Forward-Looking Statements:

This report contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.